UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2024

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W),

Mumbai 400 079, India

+91-22-6826-2100

Malta House, 36-38 Piccadilly, London W1J 0DP

515 Madison Avenue, 8th Floor, New York, NY 10022

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURE
EXHIBIT INDEX
EX-99.1 Earnings release of WNS (Holdings) Limited dated April 25, 2024.

Other Events

On April 25, 2024, WNS (Holdings) Limited issued an earnings release announcing its fiscal fourth quarter and fiscal year ended March 31, 2024 results and provided its guidance for fiscal 2025. A copy of the earnings release dated April 25, 2024 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of WNS (Holdings) Limited dated April 25, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel

EXHIBIT INDEX

99.1	Earnings release of WNS (Holdings) Limited dated April 25, 2024.